EXHIBIT 99.1

Alio Gold Provides Fourth Quarter and Full-Year 2017  Production From San Francisco

VANCOUVER, British Columbia, Jan. 11, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX,:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), announces preliminary production results from its 100% owned San Francisco Mine in Sonora, Mexico for the Company’s fourth quarter (“Q4”) and full-year ended December 31, 2017. The Company expects to release its full financial and operational results on February 21, 2018 and will host a conference call that same day (details at the end of this release).

Highlights

  Produced 16,070 ounces of gold in the fourth quarter 2017
  Achieved revised gold production guidance with 83,558 ounces produced in 2017

“2017 was a pivotal year for the San Francisco mine as we took key steps to revitalize the mine,” said Greg McCunn, Chief Executive Officer. “With the San Francisco main pit now open across multiple mining faces and a full contract mining fleet on site, we are well positioned to deliver consistent production results this year. As our new systems and processes take hold and production levels stabilize, we will be shifting our focus to cost reduction and getting the mine running as efficiently as possible. Production and cost guidance for 2018 is expected to be announced in early February.”

Mining and Processing

Category	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Ore Processed (t)	1,724,150	1,917,965	7,537,041	7,652,642
Average Grade Processed (g/t)	0.46	0.48	0.45	0.58
Waste Mined (t)	6,232,422	2,733,669	18,959,608	14,896,386
Total Mined (t)	7,990,167	4,598,076	25,956,332	22,353,870
Strip Ratio (W:O)	3.55	1.47	2.71	2.00
Gold Produced (oz)	16,070	25,287	83,558	100,322
Silver Produced (oz)	7,873	12,994	38,911	56,326

Sales and Revenue

Gold produced and sold during the quarter was 16,070 ounces and 16,067 ounces, respectively. The average selling price realized was $1,274/oz and metal revenues were $20.6 million. The Company had a cash balance of approximately $51.5 million as at December 31, 2017.

Category	Three months ended Dec 31		Year ended Dec 31
	2017	2016	2017	2016
Gold Sold (oz)	16,067	26,012	83,211	100,480
Realized Gold Price ($/oz)	$1,274	$1,223	$1,256	$1,237

Conference Call

The Company will release its 2017 fourth quarter and full-year results prior to the market open on February 21, 2018, followed by a conference call and webcast at 11:00am (EST).

Fourth Quarter and Full Year 2017 Conference Call and Webcast Details:

Date:	Wednesday, February 21, 2018
Time:	11:00am (EST)
Toll Free (US and Canada):	(855) 427-9509
Toll Free (Outside North America):	(210) 229-8822
Conference ID:	9983338
Webcast:	https://edge.media-server.com/m6/p/dukja2jr
Replay:	To be available at http://www.aliogold.com

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated targeting the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.